UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.             )

PHOTOWORKS, INC.

(Name of Subject Company (Issuer))

PHOTO MERGER CORP.

a wholly owned subsidiary of

AG.COM, INC.

an indirect wholly owned subsidiary of

AMERICAN GREETINGS CORPORATION

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

71940B208

(CUSIP Number of Class of Securities)

Catherine M. Kilbane

Senior Vice President, General Counsel and Secretary

American Greetings Corporation

One American Road

Cleveland, Ohio 44144

Telephone: (216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

John M. Gherlein

Baker & Hostetler LLP

3200 National City Center

1900 East Ninth Street

Cleveland, Ohio 44114

Telephone: (216) 621-0200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$31,436,703.00	$965.11

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $0.595 per share by 52,834,795, the number of shares of common stock, par value $0.01 per share (the “Shares”), of PhotoWorks, Inc. (“PhotoWorks”) outstanding on a fully diluted basis as of November 28, 2007, as represented by PhotoWorks in the Agreement and Plan of Merger with AG.com, Inc. and Photo Merger Corp., which shares consist of: (a) 39,447,073 Shares issued and outstanding, (b) 3,565,825 Shares subject to issuance upon exercise of outstanding options, (c) 7,321,897 Shares subject to issuance upon exercise of outstanding warrants and (d) 2,500,000 Shares subject to issuance upon conversion of debt.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act is calculated by multiplying the transaction valuation amount by .00003070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statements relates:

☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by American Greetings Corporation, an Ohio corporation (“American Greetings Corporation”), AG.com, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of American Greetings Corporation (“AG”), and Photo Merger Corp., a Washington corporation and a wholly owned subsidiary of AG (“Offeror”). This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PhotoWorks, Inc., a Washington corporation (“PhotoWorks”), for 59.5 cents per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of November 28, 2007, by and among AG, Offeror and PhotoWorks (the “Merger Agreement”), is attached as Exhibit (d)(1) to this Schedule TO, and is incorporated herein by reference.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001. The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a). The subject company and issuer of the securities subject to the Offer is PhotoWorks, Inc., a Washington corporation. Its principal executive office is located at 71 Columbia Street, Suite 200, Seattle, Washington 98104, and the telephone number is (206) 281-1390.

Regulation M-A Item 1002(b). This Schedule TO relates to the Offer by Offeror to purchase all issued and outstanding Shares for 59.5 cents per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) and in the section of the Offer to Purchase entitled “Price Range of the Shares; Dividends” is incorporated into this Schedule TO by reference.

Regulation M-A Item 1002(c). The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of the Filing Person.

Regulation M-A Item 1003(a), (b), (c). The information set forth in the section of the Offer to Purchase entitled “Information Concerning American Greetings Corporation, AG and Offeror” and in Schedule I to the Offer to Purchase is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)(1)(i)-(viii), (x), (xii). The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; OTCBB Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated into this Schedule TO by reference.

Regulation M-A Item 1004(a)(1)(ix), (xi). Not applicable.

Regulation M-A Item 1004(a)(2)(i)-(iv), (vii). The information set forth in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Past Contacts or Negotiations with PhotoWorks” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PhotoWorks” is incorporated into this Schedule TO by reference.

Regulation M-A Item 1004(a)(2)(v), (vi). Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a), (b). The information set forth in the sections of the Offer to Purchase entitled “Information Concerning American Greetings Corporation, AG and Offeror,” “Background of the Offer; Past Contacts or Negotiations with PhotoWorks” and “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PhotoWorks” is incorporated into this Schedule TO by reference.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

Regulation M-A Item 1006(a),(c)(1), (c)(3)-(7). The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with PhotoWorks,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PhotoWorks,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; OTCBB Listing; Exchange Act Registration; Margin Regulations” is incorporated into this Schedule TO by reference.

Regulation M-A Item 1006(c)(2). None.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a). The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Regulation M-A Item 1007(b),(d). Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008. The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning American Greetings Corporation, AG and Offeror,” “Background of the Offer; Past Contacts or Negotiations with PhotoWorks,” “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PhotoWorks” and in Schedule I to the Offer to Purchase is incorporated into this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a). The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

Regulation M-A Item 1010(a), (b). Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a)(1). The information set forth in the sections of the Offer to Purchase entitled “Information Concerning American Greetings Corporation, AG and Offeror” and “Purpose of the

Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PhotoWorks,” is incorporated into this Schedule TO by reference.

Regulation M-A Item 1011(a)(2), (a)(3). The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Dissenters’ Rights; ‘Going Private’ Transactions; Plans for PhotoWorks,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated into this Schedule TO by reference.

Regulation M-A Item 1011(a)(4). The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; OTCBB Listing; Exchange Act Registration; Margin Regulations” is incorporated into this Schedule TO by reference.

Regulation M-A Item 1011(a)(5). None.

Regulation M-A Item 1011(b). The information set forth in the Offer to Purchase is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 13, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Press Release issued by American Greetings Corporation and PhotoWorks, Inc. dated November 28, 2007.*

(a)(5)(B)	Form of Summary Advertisement published in Investor’s Business Daily on December 13, 2007.

(a)(5)(C)	Letter, distributed the evening of November 28, 2007, from Josef Mandelbaum to American Greetings Corporation’s intellectual property group employees regarding the acquisition of PhotoWorks, Inc. by a wholly owned subsidiary of American Greetings Corporation.**

(d)(1)	Agreement and Plan of Merger, dated November 28, 2007, among AG.Com, Inc., Photo Merger Corp. and PhotoWorks, Inc.***

(d)(2)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and California Atlantic Limited Inc., in its capacity as shareholder of PhotoWorks.***

(d)(3)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and California Pacific LLC, in its capacity as shareholder of PhotoWorks.***

(d)(4)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and HZ Partners, FBO Edward Holl, in its capacity as shareholder of PhotoWorks.***

(d)(5)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Managing Director Fund, LLC, in its capacity as shareholder of PhotoWorks.***

(d)(6)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Venture Fund I-A L.P., in its capacity as shareholder of PhotoWorks.***

(d)(7)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Venture Fund I-B, L.P., in its capacity as shareholder of PhotoWorks.***

(d)(8)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Matinicus LP, in its capacity as shareholder of PhotoWorks.***

(d)(9)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Sunra Capital Holdings Ltd., in its capacity as shareholder of PhotoWorks.***

(d)(10)	Confidentiality Agreement, dated August 14, 2007, by and between American Greetings Corporation and PhotoWorks, Inc.

*	Incorporated into this Schedule TO by reference to the Form 8-K filed by American Greetings Corporation on November 28, 2007.
**	Incorporated into this Schedule TO by reference to the Schedule TO-C filed by American Greetings Corporation on November 29, 2007.
***	Incorporated into this Schedule TO by reference to the Form 8-K filed by PhotoWorks on November 29, 2007.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: December 13, 2007

PHOTO MERGER CORP.

By:	/s/ Catherine M. Kilbane

Name:	Catherine M. Kilbane

Title:	Secretary

AG.COM, INC.

By:	/s/ Catherine M. Kilbane

Name:	Catherine M. Kilbane

Title:	Secretary

AMERICAN GREETINGS CORPORATION

By:	/s/ Catherine M. Kilbane

Name:	Catherine M. Kilbane

Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 13, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.

(a)(5)(A)	Press Release issued by American Greetings Corporation and PhotoWorks, Inc. dated November 28, 2007.*

(a)(5)(B)	Form of Summary Advertisement published in Investor’s Business Daily on December 13, 2007.

(a)(5)(C)	Letter, distributed the evening of November 28, 2007, from Josef Mandelbaum to American Greetings Corporation’s intellectual property group employees regarding the acquisition of PhotoWorks, Inc. by a wholly owned subsidiary of American Greetings Corporation.**

(d)(1)	Agreement and Plan of Merger, dated November 28, 2007, among AG.Com, Inc., Photo Merger Corp. and PhotoWorks, Inc.***

(d)(2)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and California Atlantic Limited Inc., in its capacity as shareholder of PhotoWorks.***

(d)(3)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and California Pacific LLC, in its capacity as shareholder of PhotoWorks.***

(d)(4)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and HZ Partners, FBO Edward Holl, in its capacity as shareholder of PhotoWorks.***

(d)(5)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Managing Director Fund, LLC, in its capacity as shareholder of PhotoWorks.***

(d)(6)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Venture Fund I-A L.P., in its capacity as shareholder of PhotoWorks.***

(d)(7)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Madrona Venture Fund I-B, L.P., in its capacity as shareholder of PhotoWorks.***

(d)(8)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Matinicus LP, in its capacity as shareholder of PhotoWorks.***

(d)(9)	Share Tender Agreement by and among AG.com, Inc., Photo Merger Corp., PhotoWorks, Inc. and Sunra Capital Holdings Ltd., in its capacity as shareholder of PhotoWorks.***

(d)(10)	Confidentiality Agreement, dated August 14, 2007, by and between American Greetings Corporation and PhotoWorks, Inc.

*	Incorporated into this Schedule TO by reference to the Form 8-K filed by American Greetings Corporation on November 28, 2007.
**	Incorporated into this Schedule TO by reference to the Schedule TO-C filed by American Greetings Corporation on

November 29, 2007.

***	Incorporated into this Schedule TO by reference to the Form 8-K filed by PhotoWorks on November 29, 2007.